

Mail Stop 4561

July 26, 2017

Thomas Morton
President and General Counsel
Switch, Inc.
7135 S. Decatur Boulevard
Las Vegas, NV 89118

> **Re:** **Switch, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 29, 2017**
> **CIK No. 0001710583**

Dear Mr. Morton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1. Clarify that you will be a holding company and that, upon consummation of this offering and the application of the proceeds therefrom, your principal asset will be the Common Units that you purchase from Switch, Ltd. Disclose the resulting percentage economic interest in Switch, Ltd., and explain that the purchasers in this offering will thus indirectly have a minority economic interest in Switch, Ltd. Further, provide the voting power that will be held by the Former Members and Non-Founder Continuing Members following the offering.

Basis of Presentation

Organizational Structure, page iii

2.   You refer to the diagram on page 57 depicting your organizational structure after giving effect to the Transactions. Please provide the diagram here. Further, for context and comparative purposes, please also provide a diagram depicting your organizational structure before giving effect to the Transactions.

Prospectus Summary

Company Snapshot, page 3

3.   You define your churn rate as the reduction in recurring revenue "attributed to customer terminations" as a percentage of revenue at the beginning of the period. Your disclosure on page 31, however, indicates that the churn rate does not capture recurring revenue that is lost through non-renewal of expired contracts. Please revise or advise.

Our Market Opportunity, page 4

4.   On page 3, you disclose a number of statistics that derive from "industry sources." Please revise to disclose the identities of these sources and the titles and dates of their studies or reports. Further, please confirm that you did not commission any of these studies or reports for use in connection with this registration statement.

5.   You state that the public cloud is "not optimally suited to support" the growth in mission critical enterprise data applications and is "not an ideal solution" for the storage of that data. On page 31, however, you disclose that demand for public cloud solutions is "rapidly growing," and on pages 6 and 106, you express your plan to enter into strategic partnerships with public cloud providers instead of "simply acting as an 'on ramp' to the public cloud." To provide context, please describe the relative advantages of the public cloud and the circumstances that could materially change your assumptions regarding its competitiveness.

Our Competitive Strengths, page 5

6.   You state on page 6 that your customers "tend to increase their spending with [you] over time." To substantiate this claim, you disclose on page 115 that customers whose first full year of operations with you was 2013 "grew at a CAGR of 25% between 2013 and 2016." Please contextualize this statement by providing the percentage of existing customers that increased spending as well as the average increase in spending for each fiscal year presented.

Our Growth Strategy, page 6

7.   We note your intention to expand into new geographies and your belief that your Switch MOD design "expands your addressable market opportunity" by enabling you to rapidly build data centers with a single-user configuration. On page 38, however, you disclose the limitations imposed by your joint venture agreement with SUPERNAP International, S.A., including the requirement to grant your joint venture the reasonable opportunity to reach an agreement with a customer to develop a colocation facility prior to entering an agreement with such customer to develop a single-user facility outside the United States and the apparent stipulation that any colocation data center located outside the United States is subject to SUPERNAP International, S.A.'s license rights. You caution that this arrangement "may prevent [you] from pursuing otherwise attractive and potentially lucrative international expansion opportunities." Please revise your disclosures here to briefly describe the constraints on your international growth.

8.   You state that your ecosystem connects "more than 100 cloud and managed service providers, 700 customers and 50 telecommunications providers." As it appears that the cloud and managed service providers and the telecommunications providers are also your customers, please reconcile this with your disclosure on pages 19, 66, and 79 that you had 782 customers as of the three months ended March 31, 2017, or advise.

Summary of the Transactions, page 9

9.   Please revise to briefly describe the purpose of and benefits from your reorganization structure to you and to the Continuing Members. Further, clarify that the Transactions will result in an Up-C structure and summarize the implications of this structure for the purchasers in this offering.

10.   We note that one of the transactions involves the Former Members exchanging their Common Units for shares of Class A Common Stock on a one-to-one basis. With respect to this exchange, please advise of the exemption from registration being relied upon. Further, please advise of the basis for determining not to file the exchange agreement as an exhibit.

The Offering, page 12

11.   Please disclose the combined voting power of the Original Members, as well as the combined voting power of the Former Members, following the offering, as provided on page 56. Further, disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A, Class B, or Class C Common Stock following the offering.

Risk Factors

Risks Related to Our Business

"We may not generate sufficient cash flow to meet our debt service . . . ," page 24

12.   Please revise to disclose that you have pledged substantially all your assets under the term loan and revolving credit facility and specify the material financial and non-financial covenants to which you are subject. In this regard, we note your disclosure on page 156.

"Increased power costs and limited availability of power resources . . . ," page 25

13.   Please revise to disclose the extent to which seasonality heightens this risk, as you state on page 90 that your cost of revenue "has tended to be seasonal with increased costs primarily in the summer months due to increased energy costs." Further, to the extent material, revise to discuss how your commitment to 100% renewable power serves, or may serve, as a cost disadvantage.

"We generate significant revenue from data centers located in one location . . . ," page 26

14.   You disclose that your data centers located in Las Vegas represented 95.9% of your revenue during the three months ended March 31, 2017. In this regard, we note your disclosure on page 111 that your facilities on the Citadel Campus and the Pyramid Campus have been operational since November 2016 and June 2016, respectively, and on page 122 that these facilities have current utilization rates of 55% and 21%, respectively. To the extent material, please revise to explain whether there are other factors besides power capacity that have limited the revenues that you derive from these new facilities. If they still require significant capital investment to reach "full-build out," please revise here and the chart on page 122 to clarify that fact.

"We have government customers, which subjects us to risks including early . . . ," page 33

15.   You state that you derive "some" revenue from contracts with the U.S., state and local governments. We presume that this percentage is immaterial. Please clarify.

Risks Related to This Offering and Ownership of Our Class A Common Stock, page 44

16.   Please add a risk factor highlighting that your amended and restated articles of incorporation will contain an exclusive forum provision for the Eighth Judicial District of Clark County, Nevada. In this regard, we note your disclosure on page 150.

<u>"Our anti-takeover provisions could prevent or delay a change in control . . . ," page 47</u>

17.   You disclose that provisions in your governing documents will limit the ability of stockholders to amend your bylaws. Please clarify that amendment of your bylaws and certain provisions of your articles of incorporation would require the affirmative vote of the holders of at least two-thirds of the votes outstanding. In this regard, we note your discussion on page 153.

<u>The Transactions</u>

<u>Transactions, page 54</u>

18.   We note that in connection with the closing of this offering, you will among other things, split the number of authorized, issued and outstanding Common Units. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. We refer you to SAB Topic 4(C).

<u>Organizational Structure Following this Offering, page 55</u>

19.   Please revise your diagram on page 57 to indicate the nature of the Switch, Inc. voting control interest in Switch, Ltd. and how that interest will be acquired after giving effect to the Transactions. Also revise to disclose the nature of the voting distinctions between Managing Member Common Units and the Continuing Members' Common Units.

20.   Please revise your disclosures to define an economic interest in Common Units of Switch, Ltd. In this regard, disclose the rationale behind Switch, Inc. as the managing member having control of Switch, Ltd. yet holding what appears to be a "non-controlling" minority economic interest.

<u>Use of Proceeds, page 58</u>

21.   We understand that you intend to use all the net proceeds to acquire Common Units from Switch, Ltd. and that you intend to cause Switch, Ltd. to use the proceeds it receives for the repayment of debt or the acquisition of complementary businesses or technologies. You otherwise indicate that you intend to cause the proceeds to be used for general corporate purposes and working capital. To the extent known, please provide the amount of net proceeds that will be allocated to debt repayment, the acquisition of complementary businesses or technologies, and other general corporate purposes, and clarify what else may be included in "general corporate purposes." Further, it is unclear whether a portion of the net proceeds could be used to make cash payments to the Continuing Members pursuant to the Tax Receivable Agreement. Please advise. This section does not require disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and

Instruction 7 to Item 504. If a material amount of the proceeds is to be used for debt repayment, please provide the disclosure required by Instruction 4 to Item 504.

Unaudited Pro Forma Consolidated Financial Information, page 69

22.   Please clarify why the acceleration of vesting of incentive units and the conversion of incentive units into Common Units will only be presented in the unaudited pro forma consolidated balance sheets. Tell us whether there will be an impact on the pro forma income statement and pro forma earnings per share amounts as well as any related tax effect.

23.   We note from your disclosures that due to the uncertainty in the amount and timing of future exchanges of Common Units by the Continuing Members, the unaudited pro forma consolidated financial information assumes that no exchanges of Common Units have occurred and therefore no increases in tax basis in Switch Ltd.'s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. Please explain whether any tax benefits are expected to be immediately recognized in connection with the initial public offering and if so, describe whether there is any related impact on your pro forma earnings per share amounts that would be material to investors. Tell us what consideration you gave to disclosing in greater detail how you plan to account for the Tax Receivable Agreement in your consolidated financial statements including any impact to earnings per share amounts and reference the specific authoritative guidance.

24.   Please revise your pro forma consolidated financial information to include the impact of any subsequent events, if material. Refer to Rule 11-01(a)(8) of Regulation S-X.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 73

25.   Please clarify the nature and terms of the distribution that will be paid to the Original Members in June 2017.

26.   We note that after the offering and Transactions, you disclose on pages 10 and 56 you plan to consolidate the financial results of Switch, Ltd. into your financial statements. Please provide us with your analysis that supports the consolidation of Switch, Ltd. pursuant to the consolidation guidance in ASC 810-10-25 and revise your disclosure to address the basis for consolidation.

27.   We note from your disclosures on page 14 that following this offering, Common Units will be redeemable at the election of such Continuing Members for newly issued shares of Class A common stock on a one-to-one basis (and their shares of Class B Common Stock or Class C Common Stock, as the case may be will be cancelled on a one-to-one basis upon any such issuance). We further note that Switch, Inc.'s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead

make a cash payment equal to a volume weighted average market price of one share of Class A Common Stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement. Please provide us with your analysis of whether this potential redemption for cash is outside of your control and whether your Class B Common Stock and Class C Common Stock should be classified in mezzanine. Please specifically address in your response how you considered that your Class C shares will be held by entities controlled by your CEO, which will have control over all stockholder decisions because they control a substantial majority of the combined voting power of your common stock. We refer you to ASC 480-10-S99-3A-(3) and (7).

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 77

28. We note from your disclosures that you assume that the $173.4 million in borrowings from the amended and restated credit agreement incurred in connection with the distribution will be paid in June 2017 to Original Members. Please tell your consideration of presenting pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution but only the amount that exceeds current year's earnings in addition to historical EPS. In this respect, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. We refer you to SAB Topic 1B.3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 78

29. Please expand your overview section to address any economic or industry-wide factors relevant to you and to provide insight into material opportunities, challenges and risks, as well as the actions that you are taking to address these opportunities, challenges and risks. For example, consider addressing your ability to grow beyond the Core Campus, your pursuit of single-user data centers as a potential source of new revenue, your ability to enter strategic relationships with public cloud partners, and the impediments to growing your international business. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Key Metrics and Non-GAAP Financial Measures

Recurring Revenue, page 79

30. Please explain and disclose how you derived your recurring revenue as contractual revenue under signed contracts in a manner that readily reconciles to your financial statement amounts.

Results of Operations, page 83

31.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on pages 84 and 86 that the increase in revenue was primarily driven by an increase in the sale of your services to both your existing customers and new customers. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

32.   We note from your disclosures on page 119 that you face pricing pressures and you may be required to lower your prices to remain competitive, which may decrease your margins and adversely affect your business prospects, financial condition and results of operations. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Liquidity and Capital Resources, page 91

33.   Please revise your liquidity disclosures to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be substantial. This information should also be disclosed in the prospectus summary and in the risk factor on page 40.

34.   Please revise your liquidity disclosures to address the distribution Switch, Ltd. will make to Original Members in June 2017.

35.   Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to disclosing within your liquidity discussion the information required in Rule 4-08 (e) of Regulation S-X.

Contractual Obligations Table, page 94

36.   Please revise your footnotes to the contractual table to indicate that the payments you may be required to make under your Tax Receivable Agreement could be significant and are not reflected in the above table. In addition, revise your footnotes to discuss the distribution that Switch, Ltd. will make to Original Members in June 2017. See the headnote to Item 303(a)(5)(i) of Regulation S-K.

Internal Control over Financial Reporting, page 95

37.   Please describe in greater detail the nature of the material weakness, which resulted in recording out of period adjustments to your consolidated financial statements during the year ended December 31, 2016.

Business

Our Customers, page 115

38.   We note your disclosure on page 78 that your largest customer and its affiliates accounted for 14%, 13%, and 10% of your revenue in fiscal year 2015, fiscal year 2016, and the three months ended March 31, 2017. Item 101(c)(1)(vii) of Regulation S-K requires you to disclose the name of a customer that represents 10% or more of your revenue and whose loss would have a material adverse effect. Please revise or advise.

Executive Compensation

Narrative to Summary Compensation Table, page 129

39.   We note that you paid discretionary cash bonuses to each of your named executive officers based on individual performance in fiscal year 2016. Please revise to disclose the discretionary factors that the compensation committee used to determine the amounts of these awards. Refer to Item 402(o) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 131

40.   We note from your disclosures that you have valued the incentive units as of December 31, 2016 based on the then-fair market value of Switch, Ltd.'s Common Units ($7.71 per unit), as determined by an independent third party valuation firm. Please reconcile this disclosure with your critical accounting policy that indicates the fair values of member equity units are estimated on each grant date by your board of managers considering among other things, contemporaneous valuations prepared by an unrelated third-party valuation firm. Please refer to Question 141.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Executive Compensation Arrangements, page 132

41.   Your exhibit index indicates that you do not intend to file Mr. Nacht's employment arrangement as an exhibit to this registration statement. Please revise and file the offer letter as an exhibit, or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 137

42.   Please disclose the names of each of the Original Members that will be a party to the Switch Operating Agreement and the Registration Rights Agreement. You may include a cross-reference to the disclosure that you provide in the "Glossary" on page iii. Refer to Item 404(a)(1) of Regulation S-K.

Registration Rights Agreement, page 143

43.   We note from your disclosures that you intend to enter into a Registration Rights Agreement with the Original Members in connection with this offering. Please tell us whether there are any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock. We refer to ASC 825-20-50-1.

Principal Stockholders, page 145

44.   Please disclose the names of any persons who will be the beneficial owners of more than five percent of your Class A, Class B, or Class C Common Stock, and add a column that depicts total voting power held by each person listed in the table. Provide footnote disclosure to the table that describes any relationships with the aforementioned shareholders that render your non-employee directors beneficial owners of your Class A, Class B, or Class C Common Stock pursuant to Rule 13d-3 of the Exchange Act.

Switch, Ltd. and Subsidiaries

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-7

45.   Please tell us the amount of depreciation and amortization expense excluded from cost of revenue for each period presented. Explain how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization that is directly attributable to the generation of revenue.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

46.   We note from your disclosures that you have other revenue consisting primarily of certain professional services. Please clarify the nature of the professional services and explain how you recognize these other revenues.

47.   We note that non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the expected life of the installation, which was 73 months as of December 31, 2016. Please tell us your consideration of disclosing the expected life of the installation for each period presented. In addition, please explain the relationship of the installation expected life to your range of customer contract years.

48.   We note that revenue from connectivity services is recognized on a gross basis in accordance with the accounting standard related to reporting revenue gross as a principal versus net as an agent, primarily because the Company acts as the principal in the transactions, takes title to services and bears credit risk. Please describe the significant terms of your arrangements and provide us with an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

49.   Please clarify your disclosures that indicate multiple element arrangements involving use of property and equipment are evaluated under lease accounting guidance.

Note 5. Equity Method Investments, page F-22

50.   We note that you discontinued the equity method of accounting for your investments in SUPERNAP International and Planet3, and will not provide for additional losses until the share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended. Please clarify whether you have guaranteed obligations or are otherwise committed to provide further financial support to SUPERNAP International and Planet3. Please address in your response the receivables and financing due from both equity investments. We refer you to ASC 323-10-35-20.

Note 9. Commitments and Contingencies

Impact Fee Expense, page F-29

51.   Please explain in greater detail why there is no future economic benefit to you from the impact fee.

Note 15. Subsequent Events, page F-37

52.   Please clarify your disclosures that indicate under your amended and restated credit agreement, Switch, Ltd. is currently restricted from paying cash dividends or certain other restricted payments, and you expect these restrictions to continue in the future, which may in turn limit your ability to pay dividends on our Class A Common Stock.

General

53. Please provide support for the following assertions in your prospectus:

- You are "a pioneer" in the design, construction and operation of "the world's most reliable, secure, resilient and sustainable data centers" (pages 1 and 100);

- Your data centers provide "industry-leading power densities, cooling efficiency and physical security" (pages 1, 6, 78, 100, and 106); and

- The delivery of 100% uptime across your facilities is a level of performance that "is unprecedented among colocation facilities" (pages 1 and 100).

54. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

55. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Charles K. Ruck
        Shayne Kennedy
        Latham & Watkins LLP